April 22, 2024

VIA EDGAR TRANSMISSION

Jaea Hahn, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655 (“Registrant”)

Dear Ms. Hahn:

On February 29, 2024, the Registrant, on behalf of its series, CP High Yield Trend ETF (to be renamed “Counterpoint High Yield Trend ETF”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on April 16, 2024, you provided comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

In connection with this response, we acknowledge that the Registrant is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Prospectus

Fee Table and Expense Example

Comment 1: Please provide a completed Fee Table and Expense Example.

Response: The Registrant has amended its disclosures to state the following:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	2.77%

Philip.Sineneng@ThompsonHine.com        Direct: 614.469.3217

Jaea Hahn, Esq.

April 22, 2024

Acquired Fund Fees and Expenses(1)	0.28%
Total Annual Fund Operating Expenses	3.55%
Fee Waiver and/or Expense Reimbursement (2)	(2.67%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.88%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.
(2)	Counterpoint Funds, LLC (the “Adviser”) has contractually agreed to waive its fees and reimburse expenses of the Fund, until at least May 1, 2025 to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (excluding (i) of any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser))) will not exceed 0.60% of the Fund’s net assets. This fee waiver and expense reimbursement are subject to possible recoupment from the Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits in place at the time of recapture after recoupment is taken into account. This agreement may be terminated by the Trust’s Board of Trustees only on 60 days’ written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$90	$840	$1,612	$3,642

Comment 2: If the Fund will derive returns principally from swaps, please add a footnote to the Fee Table disclosing the costs of investing in swaps and provide an estimate of such costs as a percentage of Fund assets for the most recent fiscal year.

Response: The Registrant is informed by the Adviser that it is unknown whether the Fund will derive returns principally from swaps. Therefore, any disclosure of “estimated costs” of investing in swaps would likely be unhelpful if not misleading. The Fund’s use of swaps will be determined in part by the cost of investing in swaps. If the Adviser were to deem that cost to be disadvantageous to the Fund, it will not choose to use such swaps.

Jaea Hahn, Esq.

April 22, 2024

Principal Investment Strategies

Comment 3: Please confirm that the Fund follows an active investment strategy given that the Index is a bespoke asset allocation model devised by the adviser.

Response: The Registrant so confirms and notes that “Active Management Risk” is a principal investment risk of the Fund. The Registrant has further amended its disclosures to state the following:

The Fund seeks to achieve its investment objective by investing at least 80% of its net assets in securities or instruments that provide exposure to a total return swap on the returns of the Index with the remainder of its net assets invested in the components of the Index. The strategy is designed so that the Fund has an unleveraged, 100% notional exposure to the Index, meaning that the worth of the total return swap in which the Fund invests will match the value as if the Fund had directly purchased the securities in the Index.

The ~~rules-based~~ index is comprised of constituents that are a blend of allocations to two asset classes: unaffiliated U.S. high yield corporate bond (or “junk bond”) exchange-traded funds (“ETFs”) and unaffiliated U.S. 3-7 year Treasury ETFs. The Index also includes a stop loss mechanism on the U.S. 3-7 year Treasury ETFs ~~ies~~ that allows the Index to invest in U.S. T-bill ETFs.

The Adviser sponsors and creates the Index using an active trading strategy and Solactive, A.G. (the “Index Provider”), who has contracted with the Adviser, calculates and publishes the Index. The Index’s four constituents are weighted using ~~two quantitative~~ a model~~s~~ that ~~to~~ determines allocations to U.S. high yield corporate bond ETFs and U.S. 3-7 year Treasury ETFs or U.S. T-bill ETFs when the Index is rebalanced, which can occur daily. ~~The Index is composed of~~ At any given time, U.S. high yield corporate bond ETFs (of any maturity or duration) make up 20%, 40%, 60%, 80% or 100% of the Index ~~in 20% increments~~ with the remainder in U.S. 3-7 year Treasury ETFs or U.S. T-bill ETFs.

The model has two steps: determining an allocation to U.S. high yield corporate bond ETFs and rounding that allocation to optimize for lower transaction costs. The first step of the ~~two quantitative~~ model~~s~~ determines a recommended allocation to U.S. high yield corporate bond~~s~~ ETFs by evaluating (i) the current market price against the moving average price (i.e., the average price of the Index’s corporate bonds ~~component~~ over time adjusted for dividends) and (ii) the historical momentum returns of U.S. high yield corporate bond ETFs ~~that component~~ for the same periods. The model gives greater weight to the moving average price signals

Jaea Hahn, Esq.

April 22, 2024

than it does to the historical momentum signals and uses a mathematical formula to determine a recommended allocation to U.S. high yield corporate bond ETFs.

The second step of the ~~quantitative~~ model ~~adjusts the first model’s recommended allocation by rounding the~~ rounds this allocation to the nearest 20% increment (i.e., 20%, 40%, 60%, 80%, or 100%), but only ~~allows~~ adjusts the final allocation to U.S. high yield corporate bonds ETFs ~~to move~~ by ~~a~~ 20% increments day-over-day (i.e., 20% to 40%, 40% to 60%, but not 20% to 60%). ~~The final allocation remains unchanged~~ No adjustment is made if the rounded allocation from the second model varies by more than 5% from the recommended allocation of the first model.

The Fund generally replicates the Index, but may decline to follow the Index when, in the Adviser’s judgment, it would be advantageous to do so. For example, the Fund may deviate from the Index if the Adviser believes that shifts in the models’ recommended allocations are only temporary, or if the Adviser determines that specific securities are mispriced and identifies U.S. high yield corporate bond ETFs or U.S. 3-7 year Treasury ETFs that the Adviser perceives to have the potential to provide better returns than the Index’s constituents.

Comment 4: Please supplementally advise approximately how many counterparties the Fund expects to use and what percentage of the Fund’s assets and investment exposure are expected to be related to each of these counterparties. If a particular counterparty is deemed material, please identify the counterparty in the Prospectus and file the Fund’s agreement with the counterparty as an exhibit to the Registration Statement.

Response: The Registrant is informed that the Adviser is in initial discussions with two counterparties, but that its discussions with either counterparty are not sufficiently far along to know how much of the Fund’s assets and investment exposure will be related to either counterparty, or if either counterparty will be used at all.

The Registrant does not believe that identifying each counterparty in the Fund’s prospectus is useful or material to shareholders. Further, it is almost certain that the Fund may change or add counterparties at any time. Identifying individual counterparties in a prospectus would then require that a supplement to the Fund’s prospectus be filed every time such a change occurs. The Registrant does not believe that the expenses associated with such filings would be in the Fund’s or its shareholders best interests.

Comment 5: If notional exposure to a particular counterparty is likely to exceed 20% of the value of the Fund’s assets, and the counterparty is subject to the information requirements of the Exchange Act, please disclose in the Prospectus that, in accordance with such requirements, the counterparty has filed reports and other information with the SEC. Disclose the name of the

Jaea Hahn, Esq.

April 22, 2024

national securities exchange on which the counterparty’s securities are listed stating that the reports, where the counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act, and other information regarding the counterparty can be inspected at such exchanges.

If the foregoing is not applicable, please explain how investors will be provided this information.

Response: The Registrant is informed that the Adviser does not expect that any counterparty that it engages will be subject to the information requirements of the Exchange Act. As a result, investors will not have access to such information. However, the Registrant has confirmed that the Adviser will select only counterparties that it deems to be creditworthy.

Comment 6: For any counterparties that are subsidiaries of publicly traded companies for which there is sufficient interest and publicly available information, please disclose whether the debt of such subsidiaries will be recourse to their parents.

Response: The Registrant notes that although the Adviser has not yet determined which counterparties the Fund will use, it would be uncommon for the debt of such counterparties to be recourse to their parents. Therefore, the Registrant respectfully declines to amend its disclosures.

Comment 7: Please advise whether you’ve had any discussion with potential swap counterparties and what types of margin requirements are being considered. Supplementally, please include an analysis of any impact margin requirements are expected to have on the Fund’s ability to implement the Fund’s strategy.

Response: The Registrant is informed that, as noted in the response to Comment 4, the Adviser has had initial discussions with potential swap counterparties but that those discussions have not yet broached the topic of margin requirements. The Registrant would expect that any initial margin would be held pursuant to an account control agreement entered into by the Fund, its custodian and the counterparty. The Adviser believes the T-bills held by the Fund could be used as collateral so that margin requirements would not be expected to inhibit the ability of the Fund to implement its investment strategy.

Comment 8: Please disclose how swap counterparties are likely to hedge their exposure and what will occur if a counterparty terminates its relationship with the Fund and there are a limited number of counterparties.

Response: The Registrant has given careful consideration to the Staff’s comment and respectfully declines to amend its disclosures to explain how swap counterparties are likely to hedge their exposure. The Registrant contends that such disclosure is subject to change and would only serve to create, rather than resolve, investor confusion. The Registrant states supplementally that it

Jaea Hahn, Esq.

April 22, 2024

expects that counterparties will hedge each swap individually or hedge a net position across the different exposures held by the swap provider.

The Registrant notes that the Adviser’s initial conversations with potential counterparties have not indicated any issues or lack of interest on the counterparties’ behalf with structuring the swaps. The Registrant further states that it believes it would take highly unusual circumstances for there to be no or limited counterparties. Nevertheless, the Fund will add “Counterparty Risk” as a principal investment risk of the Fund.

Comment 9: Please ensure that all material features of the Fund’s swap agreements have been disclosed.

Response: The Registrant refers to its response to Comment 3.

Comment 10: If the Fund includes derivatives and other economic equivalents that provide exposure to high yield bonds to meet its 80% investment policy, please tweak the Fund’s 80% investment policy disclosure accordingly.

Response: The Registrant refers to its response to Comment 3.

Comment 11: In the first sentence of the second paragraph under the heading “Principal Investment Strategies,” please refer to “high yield corporate bonds” as “junk bonds.”

Response: The Registrant refers to its response to Comment 3.

Comment 12: Please clarify whether the underlying ETFs in which the Fund will invest are affiliated or unaffiliated.

Response: The Registrant refers to its response to Comment 3.

Comment 13: In the second paragraph under the heading “Principal Investment Strategies,” the Fund refers to investments in U.S. 3-7 year Treasuries. In the third paragraph, the Fund refers to U.S. 3-7 year Treasury ETFs or U.S. T-bill ETFs. Please reconcile.

Response: The Registrant refers to its response to Comment 3.

Comment 14: The Fund’s disclosure of a “rules-based index” as used in the second paragraph under the heading “Principal Investment Strategies” is inconsistent with an actively managed investment strategy. Consider whether “allocation model” is a better descriptor than an “index.” Please explain how the index’s constituents are weighted across the two quantitative models.

Jaea Hahn, Esq.

April 22, 2024

Response: The Registrant refers to its response to Comment 3 and notes that it has revised its disclosures to more accurately describe the two-step process in determining allocations rather than referring to two separate “models”. The Registrant has given the Staff’s suggestion to use “allocation model” instead of “index” careful consideration, but respectfully disagrees that “allocation model” would be any clearer or cause less confusion to investors. The Registrant further believes that “index” would be more in line with plain-English principles than “allocation model.”

Comment 15: Please revise the last sentence of the second paragraph under the heading “Principal Investment Strategies” in plain-English. Please explain the reference to 20% increments and how many ETFs are components of the index.

Response: The Registrant refers to its response to Comment 3.

Comment 16: Please revise the last two paragraphs of the Fund’s Item 4 principal investment strategy disclosures in plain-English. Please consider reinserting the last paragraph of the principal investment strategy disclosures in the Fund’s currently effective Prospectus back into the Fund’s disclosures.

Response: The Registrant refers to its response to Comment 3.

Principal Investment Risks

Comment 17: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order the Funds’ Item 9 principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Jaea Hahn, Esq.

April 22, 2024

Comment 18: If the Fund is operating as a fund of funds, please add relevant Fund-of-Funds Risk disclosure and file any participation agreement as exhibits to the Registration Statement.

Response: The Registrant has amended its disclosures accordingly.

Comment 19: The Fund’s disclosure of “Income Risk” refers to “Underlying Fund” but the term “Underlying Fund” is not defined. Please revise the disclosure accordingly. If the Fund invests in more than one “Underlying Fund,” please pluralize “Underlying Funds.”

Response: The Registrant notes that “Underlying Funds” is defined in the first paragraph under the heading “Principal Investment Risks.” The Fund has updated its risk disclosure to refer to “Underlying Funds.”

Comment 20: Please consider whether “Index Provider Risk” is appropriate risk disclosure and if so, explain what it means to “determine or compose” the index.

Response: The Registrant has deleted the disclosure of “Index Provider Risk.”

Additional Information About the Fund

Comment 21: Please revise the Fund’s Item 9 disclosures to more fully explain how the advisor determines a swap’s notional exposure for a particular day, the impact the notional exposure will have on the Fund’s returns, and the potential cost of rolling.

Response: The Registrant has amended its disclosures to state the following, noting that the cost of rolling is relevant to futures contracts and is generally inapplicable to total return swaps:

The Fund seeks to achieve its investment objective by investing at least 80% of its net assets, including borrowings for investment purposes but exclusive of collateral held from securities lending, in securities or instruments that provide exposure to a total return swap on the returns of the Index, with the remainder of its net assets invested in the components of the Index. The strategy is designed so that the Fund has an unleveraged, 100% notional exposure to the Index, meaning that the worth of the total return swap in which the Fund invests will match the value as if the Fund had directly purchased the securities in the Index.~~.~~ The use of swaps is determined, in part, by the cost of investing in swaps. The Fund will not use swaps if the Adviser determines it would be economically disadvantageous to do so.

The ~~rules-based~~ index is comprised of constituents that are a blend of allocations to unaffiliated U.S. high yield corporate bond (or “junk bond”) exchange-traded funds (“ETFs”) and unaffiliated U.S. 3-7 year Treasury ETFs. The Index also

Jaea Hahn, Esq.

April 22, 2024

includes a stop loss mechanism on the U.S. 3-7 year Treasury~~ies~~ ETFs that allows the Index to invest in U.S. T-bill ETFs. The Index seeks to provide improved risk-adjusted exposure to the U.S. high yield corporate bond market while reducing risk in times of market turbulence. It uses a blend of trend-following and historic momentum methodologies with a wide range of parameters to reduce model risk. This process seeks to provide a robust method of allocating to U.S. high yield corporate ETFs while attempting to reduce unnecessary portfolio turnover.

The Adviser sponsors and creates the Index using an active trading strategy and Solactive, A.G. (the “Index Provider”), who has contracted with the adviser, calculates and publishes the Index. The Index’s four constituents ~~components~~ are weighted using ~~two quantitative~~ a model~~s to~~ that determines allocations to U.S. high yield corporate bond ETFs and U.S. 3-7 year Treasury ETFs or U.S. T-bill ETFs when the Index is rebalanced, which can occur daily. The Index is composed, in 20% increments (e.g., 0%, 20%, 40%, 60%, 80% or 100%), of U.S. high yield corporate bond ETFs of any maturity or duration with the remainder in U.S. 3-7 year Treasury ETFs or U.S. T-bill ETFs.

The model has two steps: determining an allocation to U.S. high yield corporate bond ETFs and rounding that allocation to optimize for lower transaction costs. The first step of the ~~two quantitative~~ model~~s~~ determines a recommended allocation to U.S. high yield corporate bond~~s~~ ETFs by evaluating (i) the current market price against the moving average price (i.e., the average price of the ~~data adjusted for dividends for the entire range of 100-200 day periods of the~~ Index’s corporate bonds ~~component~~ adjusted for dividends for the entire range of the 100-200 day period) ~~(i.e., the “moving average price”)~~ and (ii) the historical momentum returns of U.S. high yield corporate bond ETFs ~~that component~~ for the same periods. The model gives 75% weight to the moving average price signals and 25% weight to the historical momentum signals and uses a mathematical formula to determine a recommended allocation to U.S. high yield corporate bonds ETFs. The model recommends increasing the allocation to U.S. high yield corporate bonds if the current price is above the moving average price and the historical momentum score is above zero.

The second step of the ~~quantitative~~ model ~~adjusts the first model’s recommended allocation by rounding the~~ rounds this allocation to the nearest 20% increment (i.e., 20%, 40%, 60%, 80%, or 100%), but only adjusts ~~allows~~ the final allocation to U.S. high yield corporate bond~~s~~ ETFs ~~to move~~ by ~~a~~ 20% increment day-over-day (i.e., 20% to 40%, 40% to 60%, but not 20% to 60%). No adjustment is made ~~The final allocation remains unchanged~~ if the rounded allocation from the second model varies by more than 5% from the recommended allocation of the first model.

Jaea Hahn, Esq.

April 22, 2024

The Fund generally replicates the Index, but may decline to follow the Index when, in the Adviser’s judgment, it would be advantageous to do so. For example, the Fund may deviate from the Index if the Adviser believes that shifts in the models’ recommended allocations are only temporary, or if the Adviser determines that specific securities are mispriced and identifies U.S. high yield corporate bond ETFs or U.S. 3-7 year Treasury ETFs that the Adviser perceives to have the potential to provide better returns than the Index’s constituents.

Statement of Additional Information

Principal Investment Risks

Comment 22: In the first sentence of the second paragraph under the “Acceptance of Purchase Order” on page 22 of the SAI, please delete the word “absolute” when referring to the Fund’s right to reject or revoke purchase orders because there is no “absolute” right to reject or suspend creations. Additionally, please delete clauses (d) and (f) in the paragraph because they reference an old exemptive application that predates the ETF rules.

Response: The Registrant has amended the SAI accordingly.

Comment 23: Section 6 of Article V of the Registrant’s Amended Agreement and Declaration of Trust in Exhibit (a)(1)(a) requires a shareholder to make a pre-suit demand upon the Trustees before it can bring a derivative action on behalf of the Registrant. Please describe this section and other provisions of the Registrant’s governing documents that may limit a shareholder’s right to bring direct or derivative claims in an appropriate place in the prospectus or SAI.

Response: The Registrant has given the Staff’s comment careful considerations and reviewed the requirements of Form N-1A. The Registrant does not feel that the disclosure requested in Comment 23 is necessary, but has nevertheless added the following disclosure to page 22 of the SAI under the heading “Investment Restrictions”:

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, a shareholder may bring a derivative action on behalf of the Trust only if the shareholder first make a pre-suit demand upon the Board to bring the subject action unless such pre-suit demand is excused. A demand on the Board shall only be excused if a majority of the Board, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the action at issue. A Trustee shall not be deemed to have a personal financial interest in an action or otherwise be disqualified from ruling on a shareholder demand by virtue

Jaea Hahn, Esq.

April 22, 2024

of the fact that such Trustee receives remuneration from his or her service on the Board.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser